FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2009

19 June 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1.       Press release of British Sky  Broadcasting  Group plc announcing 'Sky signs forward-starting credit facility'  released on  19 June 2009

Sky signs forward-starting credit facility

British Sky Broadcasting Group plc today announced that it has signed a new £750 million forward starting syndicated credit facility.  The new facility is available for drawing from 30 July 2010 and expires on 31 July 2012, replacing the existing £1 billion facility due to expire on 30 July 2010.  The facility has been provided by a group of 11 banks.

Enquiries

Analysts/Investors:

Robert Kingston                       020 7705 3726

Francesca Pierce                     020 7705 3337

Media :

Robert Fraser                           020 7705 3036

Bella Vuillermoz                       020 7800 2651

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary

Date: 19 June 2009